November 19, 2018

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

3 World Financial Center

New York, New York 10281

Re:	The 504 Fund (the “Fund”)

File Nos.: 333-190432 and 811-22875

Dear Ms. Miller:

This letter responds to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission on November 1, 2018, regarding the Staff’s recent Sarbanes-Oxley review of the Fund’s annual shareholder report for the fiscal year ended June 30, 2018 (the “Annual Report”), filed on Form N-CSR on September 6, 2018.

For your convenience, the Staff’s comments have been reproduced with the Fund’s responses following each comment.

Annual Report – Schedule of Investments

1.	Staff Comment: Indicate by an appropriate symbol each issue of securities whose value was determined using significant unobservable inputs (see Rule 12-12 of Regulation S-X, footnote 9). Please update in future filings.

Response: The Fund responds by undertaking to make the requested disclosure in all future filings, beginning with the Fund’s quarterly schedule of portfolio holdings for the period ended September 30, 2018 to be filed on Form N-Q (the “9/30/18 Form N-Q”). Specifically, the Fund will footnote in the Schedule of Investments each issue of securities whose value was determined using significant unobservable inputs.

Annual Report – Notes to Financial Statements

2.	Staff Comment: Reference is made to Note 10 of the Notes to the Financial Statements which provides that, as of June 30, 2018, a single shareholder held ownership in the Fund in the amount of 47.88%. Explain how large shareholder concentration risk is addressed in the Fund’s prospectus.

Ms. Megan Miller

U.S. Securities and Exchange Commission

November 19, 2018

Response: The Fund responds by noting that the Fund’s prospectus does not contain a specific risk factor addressing large shareholder concentration risk, but the section titled “Control Persons” in the prospectus does identify the specific shareholder as a “control” person (as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)). Going forward, the Fund undertakes to include a large shareholder concentration risk factor in the Fund’s prospectus indicating that shareholders with a controlling interest (as the term “control” is defined in the 1940 Act) could affect the outcome of matters submitted for shareholder vote by the Fund or the direction of the management of the Fund.

3.	Staff Comment: Within the Level 3 reconciliation set forth in Note 2 of the Notes to the Financial Statements, per ASC 820 the change in unrealized appreciation/depreciation on investments held as of the reporting date should be shown by class of assets, not in the aggregate across the Fund. Please update in future filings.

Response: The Fund responds by undertaking to make the requested disclosure in all future filings, beginning with the 9/30/18 Form N-Q. Specifically, the Fund will include footnotes in the table to reflect the change in unrealized appreciation/depreciation on investments held separately by class of assets (e.g., Hospitality Properties and Multi-Purpose Properties).

4.	Staff Comment: Reference is made to Note 6 of the Notes to the Financial Statements which provides that any fee waivers or expense reimbursements made by the Fund’s investment adviser (the “Adviser”) are subject to reimbursement by the Fund to the Adviser for a period of three fiscal years following the end of the fiscal year in which such waiver or reimbursement was accrued. The Staff notes its position that any recoupment of fees waived or expenses reimbursed must occur within three years of the date of the specific waiver or reimbursement. The Staff requests that the Fund either revise the recoupment period set forth in the Fund’s operating expenses limitation agreement or confirm that the Fund completed a contingent liability analysis under ASC 450 and provided such analysis to the Fund’s independent registered public accounting firm for evaluation.

Ms. Megan Miller

U.S. Securities and Exchange Commission

November 19, 2018

Response: The Fund responds by supplementally noting that the recoupment period provided for in the Fund’s operating expenses limitation agreement with the Adviser is tied to the recoupment period set forth in the Fund’s investment advisory agreement with the Adviser. Therefore, the Fund undertakes to amend the investment advisory agreement to reflect that any recoupment of fees waived or expenses reimbursed by the Adviser must occur within three years of the date of the specific waiver or reimbursement. Such amendment will be presented to the Fund’s board for consideration and approval at the Fund’s next regularly scheduled board meeting.

* * *

If you have any questions regarding these responses, please contact the undersigned at (414) 287-9338.

Very truly yours,

Godfrey & Kahn, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer